SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting held on September 14, 2017

1.                  Date, Time and Place: On September 14, 2017, at 10:00 a.m., at the headquarters of Gafisa S.A. (“Company”), located at Av. das Nações Unidas 8.501, 19º andar, in the City and State of  São Paulo.

2. Call Notice and Attendance: All members of the Board of Directors undersigned below attended the meeting, therefore, the instatement and approval of the quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

4. Resolutions: Members of the Board of Directors unanimously resolved to approve the execution of the First Addendum to the Private Instrument of Indenture of the 10th Public Issue, and the 2nd Private Issue of Non-Convertible Debentures, with Floating Guarantee and Additional Security Interest, in a Single Series by the Company (“Indenture”), under the terms of which:

(i)            The Company undertook to replace the fiduciary sale incurring on the real property of São Caetano do Sul/SP with real property at Rua Conde do Bonfim/RJ;

(ii)          The Company will grant a public power of attorney to the creditor, conferring it powers to denounce the project development to be registered on the real property of Caetano if the Company does not pay the debt and does not register the fiduciary sale on the real property at Rua Conde do Bonfim until January 20, 2018; and

(iii) The creditor may exercise the power of attorney before the maturity of debt amortization on January 20, 2018, if the real property at Rua Conde do Bonfim evidences any material problem to affect its price at amount equal to or exceeding 10% of the valuation report submitted, and if the Company does not remedy this situation within 60 consecutive days as of Vinci’s notification informing the difference of amounts.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members. Signatures: Odair Garcia Senra (Chairman), Janine Maria Corrêa Pupo (Secretary). Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Janine Maria Corrêa Pupo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 23, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer